I, Paul Gendrolis, certify that:

(1) the financial statements of Cup Crew, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Cup Crew, LLC included in this Form reflects accurately the information we plan to report on the tax return for Cup Crew, LLC. for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

Signed by:

Paul Gendrolis

00690D7178F844A...

Paul Gendrolis

Manager

Date: 8/12/2024

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.